July 24, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Monick, Staff Accountant
Mr. Isaac Esquivel, Staff Accountant

Re:	Starwood Waypoint Residential Trust Form
10-K for the fiscal year ended December 31, 2014
Filed March 6, 2015
File No. 1-36163

Form 8-K
Filed May 12, 2015
File No. 1-36163

Form 8-K/A
Filed May 14, 2014
File No. 1-36163

Dear Ms. Monick:

Starwood Waypoint Residential Trust (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 10, 2015 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”), the Company’s Form 8-K, filed with the Commission on May 12, 2015, and the Company’s Form 8-K/A, filed with the Commission on May 14, 2014. For the convenience of the Staff, the Company has set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

July 24, 2015

Form 10-K for the year ended December 31, 2014

General

COMMENT:

1.	We note you purchased $958 million of real estate during 2014. We further note you have provided Rule 3-14 financial statements in a Form 8-K/A for your purchase of 707 homes from Waypoint Fund XI, LLC. Please tell us if the additional real estate acquisitions during 2014 are significant to require Rule 3-14 financial statements and related pro forma financial information.

RESPONSE: Other than the acquisition of 707 homes from Waypoint Fund XI, LLC (the “Waypoint Fund Acquisition”), the Company had no acquisitions of real estate during 2014 that met the financial requirements of Rule 3-14. Other than the Waypoint Fund Acquisition, the Company only purchased approximately 177 homes in 2014 (totaling $21.1 million in gross purchase price, which represented 2.1% of the Company’s total consolidated assets as of its last audited balance sheet) with leasing histories of more than three months. These acquisitions were not significant to require Rule 3-14 financial statements and related pro forma financial information. Other than Waypoint Fund Acquisition and the 177 homes mentioned above, the remaining real estate acquisitions in 2014 had leasing histories of less than three months and thus were not subject to the Rule 3-14 financial statement requirements pursuant to Section 2330.10 of the Staff’s Financial Reporting Manual.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

COMMENT:

2.	Please tell us the amount of personnel costs you have capitalized to real estate and deferred leasing costs. To the extent material, in future periodic filings, please also separately quantify and disclose the costs capitalized to real estate and deferred leasing costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A. To the extent you do not believe these amounts are material, please tell us how you made that determination.

RESPONSE: As noted on page 72 of the Company’s 2014 Form 10-K, the Company capitalizes costs associated with the successful acquisition and stabilization of homes, including certain personnel costs associated with the time spent by such personnel in connection with the planning and execution of all capital improvement activities at the property level. The Company also defers successful leasing costs and amortizes them over the life of the relevant lease. During the year ended December 31, 2014, the Company capitalized $12.8 million of personnel costs to real estate and $8.3 million of personnel costs to deferred leasing costs (other assets).

July 24, 2015

In the case of personnel costs capitalized to real estate, the $12.8 million the Company capitalized during the year ended December 31, 2014 represents approximately 0.65% of total investments in real estate, net as reported in the Company’s 2014 Form 10-K. As a result, the Company does not view this amount to be material. The $8.3 million of personnel costs capitalized to deferred leasing costs (other assets) during the year ended December 31, 2014 represents approximately 46% of total deferred leasing costs (other assets) as reported in the Company’s 2014 Form 10-K; however, the Company does not view the amount to be a material percentage of total assets, as it represented 0.28% of total assets as reported in the Company’s 2014 Form 10-K.

In addition, the Company does not believe that information concerning capitalized personnel costs is material. The Company has not provided and investors have not inquired about these costs during the Company’s past earnings calls or in other communications with investors, which the Company believes demonstrates that analysts and investors do not find information about such costs to be material. To the Company’s knowledge, the other public single-family home companies do not disclose this information, which the Company believes also demonstrates that information about such costs is not material. Further, if the Company disclosed this information, the Company believes such disclosure would put the Company at a competitive disadvantage to the other public single-family home companies.

As a result, the Company respectfully submits that capitalized personnel costs are not material information that is required to be included in the Company’s future Securities Exchange Act of 1934, as amended (the “Exchange Act”), periodic reports.

Our Portfolio, page 62

COMMENT:

3.	In future periodic filings, please disclose the weighted average year of purchase in your tabular portfolio disclosure on page 62.

RESPONSE: The Company will revise the disclosure as requested in future Exchange Act periodic reports.

COMMENT:

4.	We note the table that provides a summary of your leasing as of December 31, 2014 on page 63. In future periodic filings, please also include the weighted average original lease term and the weighted average remaining length of leases in your tabular disclosure.

RESPONSE: The Company advises the Staff that it does not currently track and report portfolio data in the manner requested. Therefore, modifications will need to be made to the Company’s record keeping systems, which will take some time to implement. As a result, the Company will revise the disclosure as requested in future Exchange Act periodic reports beginning with its periodic report for the three months ended September 30, 2015.

July 24, 2015

Results of Operations

Property Operating and Maintenance, page 78

COMMENT:

5.	Please revise future filings to provide a discussion reflecting property operating expenses as a percentage of revenues for all periods presented. Please explain any significant variances among these percentages.

RESPONSE: The Company will revise the disclosure as requested in future Exchange Act periodic reports.

Liquidity and Capital Resources, page 81

COMMENT:

6.	We note that you paid dividends of $5.5 million and had net cash used in operating activities of $81.1 million during the year ended December 31, 2014. In future periodic filings, please discuss the source(s) of these distributions within your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide an example of your proposed disclosure.

RESPONSE: The Company’s dividend distributions are not directly impacted by net cash used in operating activities. As a real estate investment trust (“REIT”), the Company is required, among other things, to distribute at least 90% of its annual REIT taxable income to its shareholders. In normal course, the Company alerts the public to differences between U.S. generally accepted accounting principle (“GAAP”) and taxable calculations, as illustrated in the “Risk Factors” section of the Company’s 2014 Form 10-K, which includes the following:

“We intend to make distributions to our shareholders to comply with the REIT requirements of the Code. From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur.”

In response to the Staff’s comment regarding the source(s) of distributions to the Company’s shareholders, in future Exchange Act periodic reports, the Company will include the following disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section:

July 24, 2015

“Distributions to Shareholders

We seek to generate income for distribution to our shareholders, typically by earning a spread between the yield on our stabilized portfolio of single-family rental homes and the cost of our borrowings. Our REIT taxable income, which serves as the basis for distributions to our shareholders, is generated primarily from this spread. The negative net cash flows from operating activities reported in our consolidated statements of cash flows primarily relate to development period expenses. However, cash flows related to our stabilized portfolio of single-family rental homes are positive and sufficient to support distributions to our shareholders.”

Master Repurchase Agreement, page 82

COMMENT:

7.	With respect to your repurchase agreements, please quantify the average quarterly balance for all quarterly periods for which you have repurchase agreements. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. This information should be provided in future periodic filings for any repurchase agreement activity in the past three years, as applicable.

RESPONSE: The table below represents the weighted-average quarterly balance, maximum month-end balance and quarter-end balance of the Company’s master repurchase agreement with Deutsche Bank AG, Cayman Islands Branch as of each quarter end since the execution of such repurchase agreement on February 5, 2014. The table represents all repurchase agreement activity since the Company was spun-off as a separate public company. The smaller balances included in the table for the quarter ended March 31, 2014 reflect the fact that the repurchase agreement was not in place for that entire quarter, and changes in the balances included in the table for subsequent quarters reflects normal course variances in the level of acquisition activity financed with the repurchase agreement in the applicable quarter. The Company will revise the disclosure as requested in future Exchange Act periodic reports.

Quarter Ended	Weighted- Average Quarterly Balance ($000s)	Maximum Month-End Balance ($000s)	Quarter-End Balance ($000s)
March 31, 2014	$31,140	$140,129	$140,129
June 30, 2014	$198,291	$251,599	$251,599
September 30, 2014	$351,023	$448,320	$448,320
December 31, 2014	$453,897	$454,249	$454,249
March 31, 2015	$438,371	$434,858	$422,972

July 24, 2015

Asset-Backed Securitization Transaction, page 83

COMMENT:

8.	In future filings, please provide a summary of the portfolio of the 4,081 homes in your securitization transaction. The information provided should be similar to the information you have provided in your table on page 62.

RESPONSE: The following table summarizes certain information with respect to homes in the Company’s securitization (the “Securitization Properties”) transaction as of March 31, 2015:

Markets	Number of Homes	Percent Leased	Average Acquisition Cost per Home	Average Investment Per Home(1)	Average Home Size (square feet)	Weighted Average Age (years)	Average Monthly Rent Per Leased Home(2)
Atlanta	826	97%	$103,182	$130,288	1,882	22	$1,188
South Florida	646	100%	$133,342	$167,975	1,591	45	$1,591
Houston	602	98%	$128,567	$146,499	2,085	30	$1,510
Tampa	420	100%	$107,767	$133,675	1,510	41	$1,295
Dallas	444	97%	$128,555	$149,396	2,041	22	$1,495
Denver	126	96%	$173,457	$211,073	1,439	30	$1,723
Chicago	249	98%	$120,428	$146,259	1,526	39	$1,646
Orlando	183	100%	$121,371	$142,204	1,640	38	$1,289
Southern California	251	96%	$241,836	$252,228	1,622	35	$1,784
Northern California	166	95%	$218,784	$235,427	1,497	44	$1,756
Phoenix	182	97%	$142,453	$160,496	1,537	38	$1,187

Total / Average	4,095	98%	$133,847	$158,104	1,752	33	$1,451

(1)	Includes acquisition costs and actual and estimated upfront renovation costs.
(2)	Represents average monthly contractual cash rent.

Because the characteristics of the Securitization Properties other than occupancy are substantially similar to the Company’s portfolio of properties (see for comparison the March 31, 2015 property information disclosed in the table on page 38 of the Company’s Form 10-Q for the three months ended March 31, 2015 filed on May 13, 2015), the Company respectfully submits that additional property level information for the Securitization Properties is not material information that is required to be included in the Company’s future Exchange Act periodic filings.

July 24, 2015

Cash Flows, page 84

COMMENT:

9.	We note that you incur significant capital expenditures to renovate and maintain your homes. In future periodic filings, please disclose the amount of capital expenditures related to renovations on new acquisitions, redevelopments of stabilized properties, and other capital expenditures for the periods presented.

RESPONSE: The Company will revise the disclosure as requested in future Exchange Act periodic reports.

Aggregate Contractual Obligations, page 85

COMMENT:

10.	It does not appear that you have included interest payments in your contractual obligations table. Please confirm, that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

RESPONSE: The Company will revise the disclosure as requested in future Exchange Act periodic reports.

Consolidated Balance Sheets, page 90

COMMENT:

11.	Please revise future period filings to disaggregate your repurchase agreement from your senior SFR facility, or advise. Please refer to Rule 5-02 of Regulation S-X. Please also disaggregate the related cash flow activity on your Consolidated Statements of Cash Flows.

RESPONSE: The Company will revise the disclosure as requested in future Exchange Act periodic reports.

Consolidated Statements of Operations, page 91

COMMENT:

12.	We note you have classified gains on loan conversions, net, as realized gains. Please tell us if you sold the related real estate or if you continue to own the real estate. To the extent you continue to own the real estate, please tell us how you were able to determine that these gains are realized. Within your response, please reference the authoritative accounting literature management relied upon.

July 24, 2015

RESPONSE: As described below, the Company believes that loan conversions are nonmonetary exchange transactions and that the earnings process on the applicable loans have culminated, as the Company no longer has an ongoing transaction with the borrowers/customers and, instead, now has an investment in real property.

Realized gains on loan conversions, net as used in the Company’s consolidated statements of operations represents non-performing loans (“NPLs”) that were converted into real estate owned (“REO”). Generally, the Company purchases these NPLs at prices significantly below their unpaid principal balances. For the majority of the Company’s NPLs, at the time of acquisition, the Company does not expect to receive the contractually required payments due under the terms of the NPLs. Upon acquisition, each NPL is reviewed to determine whether the NPL qualifies to be accounted for under Financial Accounting Standards Board Accounting Standards Codification Topic (“ASC”) 310-30, Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality, (“ASC 310-30”) formerly SOP 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. As part of this assessment, the Company determines whether there is evidence of credit deterioration since the origination of the loan and whether it is probable that the Company will be unable to collect all of the contractually required payments.

Upon a foreclosure, the “asset” (i.e., the NPL) effectively converts from a financial instrument to real property (i.e., REO), and the Company records the newly received REO asset at its fair value as of the date the Company obtains title to the REO and removes the recorded investment in the NPL from the Company’s balance sheet. While there is no explicit guidance in GAAP to account for REO obtained in full satisfaction of a loan when the value received is in excess of the recorded investment, the Company considered paragraph 75 of the Basis for Conclusions of FAS 15 (“FAS 15”), which states, in part:

“The Board concluded that a troubled debt restructuring that involves transfer of resources or obligations requires accounting for the resources or obligations transferred whether that restructuring involves an exchange transaction or a nonreciprocal transfer.”

Both kinds of transfers are accounted for in the existing accounting framework on essentially the same basis (exchange price received or paid or fair value received or given). The foreclosure transactions that the Company undertakes involve the “transfer of resources or obligations” even though the transaction is technically not within the scope of a troubled debt restructure (“TDR”). The Company does not believe the board conclusions expressed in paragraph 75 of FAS 15 is predicated on the fact that the transfer involves a TDR and, therefore, believes that such conclusion supports that the foreclosure should also be accounted for as a non-monetary transaction. As such, the Company believes that, when the NPL is fully settled through a foreclosure and the fair value of the REO exceeds the recorded investment in the NPL, it is appropriate to apply the guidance for nonmonetary asset transactions under ASC 845, Nonmonetary Transactions (“ASC 845”). Pursuant to ASC 845, the difference between the fair value of the REO at the time of foreclosure and the recorded investment of the NPL should be recorded as a realized gain in the Company’s income statement. The realization of the above described transaction results in the Company owning REO at fair value with a permanent basis adjustment from the Company’s initial investment in the related NPL and represents ownership in a separate and distinct asset, and, therefore, the gain/loss from the exchange is a realization event as prescribed by GAAP.

July 24, 2015

In summary, when the Company purchases a NPL, the counterparty to the NPL is the underlying borrower, and, as discussed in FAS 15 and above, a foreclosure represents an exchange transaction. The future profitability of operating or selling the REO does not relate to the settlement/extinguishment with the borrower. As a result of the nonmonetary exchange transaction, the Company believes the earnings process on the NPL has culminated, as the Company no longer has an ongoing transaction with the borrower/customer and now has an investment in real property.

This conclusion is consistent with Section 5A, Other Real Estate Owned, of the September 2013 version of the Bank Accounting Advisory Series of the Office of the Comptroller of the Currency (the “OCC Guide”). Although not authoritative, the OCC Guide indicates that upon foreclosure, a bank should record the property acquired at its fair value less costs to sell with a resulting gain for the excess over the carrying value.

COMMENT:

13.	We note that you characterize realized gain on loan conversions, net as revenue. Please tell us how you determined this gain meets the definition of revenue pursuant to paragraph 78 of CON 6.

RESPONSE: When determining the appropriate characterization of realized gains on loan conversions, net in the Company’s consolidated statements of operations, the Company considered the nature of the Company’s ongoing core operations and whether the conversions resulted in enhancements of assets, as defined within paragraph 78 of Statement of Financial Accounting Concepts No. 6 (“CON 6”). The realization on loan conversions represents the creation of value for the Company’s shareholders through conversion of a NPL into REO that will generate rental income or is monetized through a sale process. The value creation reflects expected cash inflows that will result from the Company’s ongoing major operations. To further evaluate the Company’s classification, the Company considered paragraphs 82 and 83 of CON 6 and determined that an NPL conversion does not meet the criteria to be considered a below the line “gain,” as the NPL conversion is not “incidental” or “peripheral.” Rather, NPL conversions are the realization and execution of the Company’s strategy and an important element of the Company’s core business.

July 24, 2015

As described in the Company’s 2014 Form 10-K, the core business strategy of the Company’s Prime Asset Fund VI, LLC (“Prime”) joint venture is to acquire NPLs and (1) convert the loans into REO that can then either be contributed to the Company’s rental portfolio or sold or (2) modify and resell NPLs at higher prices if circumstances warrant (the “NPL Strategies”). The Company’s core strategy is not, however, to be a long term holder of NPLs once they start to re-perform post modification, and, as such, the Company markets for sale or otherwise disposes (typically within 12 months) of loans once they are re-performing. The Company believes that both of the NPL Strategies create value for the Company’s shareholders and are essential to the Company’s core business. In addition, the Company believes the NPL conversion process provides a means to significantly grow its real estate portfolio, and the Company considers such conversions to be a significant business strategy.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies

Investments in Real Estate, page 98

COMMENT:

14.	We note that the fair value of your Real Estate is primarily determined using BPOs. We note your disclosure on page 103 regarding the nature of the brokers activities used to value the real estate. Please revise your disclosures to (1) Describe the process you undertake to validate the BPOs received; (2) Confirm the BPOs you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and (3) Discuss any adjustments you make to brokers’ valuation of real estate. Please provide us an example of your proposed disclosure.

RESPONSE: The Company will revise the disclosure as requested in future Exchange Act periodic reports. An example of the Company’s proposed disclosure is as follows:

“In order to validate the broker price opinions (“BPOs”) received and used in our assessment of fair value of real estate, we perform an internal review to determine if an acceptable valuation approach was used to estimate fair value in compliance with guidance provided by ASC 820, Fair Value Measurements. Additionally, we undertake an internal review to assess the relevance and appropriateness of comparable transactions that have been used by the broker in its BPO and any adjustments to comparable transactions made by the broker in reaching its value opinion. As a further review, we order an independent valuation of the property from a third-party automated valuation model (“AVM”) service provider and compare the AVM value to the BPO value. In cases where the AVM and BPO values differ beyond a tolerated threshold, an internal evaluation is performed by a licensed appraiser using the market approach, and the value from the internal evaluation is used as our estimated fair value.”

July 24, 2015

COMMENT:

15.	Please provide the following for all periods presented:

a.	Please tell us the gross realized gains and gross realized losses on sales of investments in real estate. Further, please compare the net proceeds for the real estate sold to the value assigned to the real estate based on the BPO. Please provide an explanation for any significant variances between the net proceeds and the fair value assigned.

b.	We note you have recorded impairment on real estate. Please clarify for us the change in circumstances that resulted in impairment from the initial fair value assessment.

We may have further comment.

RESPONSE:

a. The gross realized gains on sales of investments in real estate for the years ended 2014 and 2013 and the period from May 23, 2012 (inception) through December 31, 2012 were $3.4 million, $2.2 million and $0.9 million, respectively. The gross realized losses on sales of investments in real estate for years ended 2014 and 2013 and the period from May 23, 2012 (inception) through December 31, 2012 were $3.6 million, $1.0 million and $0.3 million, respectively.

The Company’s experience is that the net proceeds for the real estate sold is generally in line with the BPO values of the real estate. However, the Company occasionally encounters differences between net sales proceeds and the fair value assigned due to a number of factors, including bulk sale discounts, changes in market conditions between the date of initial valuation and date of disposition, differences in the actual condition of the home and the perceived value of the home based on the BPO at the conversion date and the impact of broker commissions and other transaction related expenses.

b. Impairments on real estate mainly represent assets originally purchased as part of NPL pools that were subsequently converted to REO. When an NPL is converted to REO, the REO is recorded on the Company’s balance sheet at the fair value as of the date the Company takes title to the REO. As part of the standard process of measuring fair value on NPLs, the Company relies in part on BPOs, which incorporate certain assumptions about the internal quality of the underlying home that cannot be fully verified due to the lack of access to the interior of the underlying home. Occasionally, after taking title to the REO, the Company will gain information about the REO that was not evident at the time of the REO conversion and that results in a downward adjustment in estimated fair value and the recognition of an impairment loss. Further, when the Company lists the REO for sale, the REO meets the criteria as held-for-sale under GAAP, and, also in accordance with GAAP, all held-for-sale assets are recorded at the lower of net sales value or carrying value. Due to the fact that REO is initially booked at gross fair value but impairment is tested using fair value net of estimated transaction costs, this can sometimes lead to the recording of impairment on assets held-for-sale.

July 24, 2015

Non-Performing Loans, page 99

COMMENT:

16.	For NPLs for which you have not elected the fair value option, please tell us if these loans gave rise to an accretable yield and nonaccretable difference. Within your response, please refer to ASC 310-30.

RESPONSE: In evaluating the Company’s NPL portfolio, the Company considered ASC 310-30 as it relates to NPLs in which the Company did not elect the fair value option. One of the Company’s NPL Strategies is to modify and resell NPLs at higher prices if circumstances warrant; however, the Company’s holding period for such NPLs is short. When a borrower demonstrates the intent and ability to make principal and interest payments, an NPL may be modified, first on a trial basis, and later on a permanent basis after a period of successful performance, which results in a so-called “re-performing loan.” However, such re-performing loans are characterized by high re-default rates and sporadic pay performance. As a result, until an NPL has been permanently modified and the borrower shows a consistent payment history of 12 months or more, the Company does not have the ability to reasonably project the timing and amount of future cash flows to be collected as prescribed in ASC 310-30. For the small percentage of NPLs within the Company’s portfolio that will ultimately become re-performing loans, the Company’s strategy is to quickly dispose of such loans (typically within 12 months), and, as a result, the Company will not recognize the vast majority of any accretable yield on such loans. Therefore, the Company believes that the accretable yield is both quantitatively and qualitatively immaterial to the users of the financial statements.

Schedule IV, page 130

COMMENT:

17.	We note your disclosure that the carrying value of your loans approximates the aggregate cost for federal income tax purposes. We further note that you have elected the fair value option on certain NPLs. Please confirm for us that you continue to believe that the carrying value of your loans approximates that aggregate cost for federal income tax purposes or revise future periodic filings.

RESPONSE: It is no longer the Company’s belief that the carrying value of the Company’s loans approximates their aggregate cost for federal income tax purposes. In the Company’s future Exchange Act periodic reports, the Company will revise its disclosure accordingly.

July 24, 2015

Form 8-K filed on May 12, 2015

Exhibit 99.1 Press Release, dated May 12, 2015

Estimated NAV, page 8

COMMENT:

18.	We note your non-GAAP disclosure related to your estimated NAV measure. Please explain to us and disclose in future filings the methodologies used to determine the fair value of the investments in real estate and non-performing loans, including a qualitative and quantitative description of the material assumptions and estimates used in the analysis.

RESPONSE: The fair value of investments in real estate is determined using a progressive method that incorporates three value sources: automated valuation model values (“AVMs”), BPOs and internal desktop evaluations. AVM values, which are value estimates provided by service providers based on their proprietary mathematical modeling platforms that utilize historical sales and public records data of comparable homes and are adjusted based on characteristics specific to the relevant home being valued, are ordered for each home, and the AVMs the Company receives are accompanied with a confidence index which provides a measure for the perceived reliability of the AVM value. When a home’s AVM confidence index falls below a specified score, the Company will order a BPO, which is a value estimate provided by a local broker based on comparable sales data and adjusted based on characteristics specific to the relevant home being valued. If for some reason a current BPO is not available, an internal evaluation is performed by a licensed appraiser using the market approach as defined by the Appraisal Institute to estimate the fair value.

The fair value of investments in NPLs is determined using the net present values of the BPOs of the underlying homes discounted at the then current market discount rate. The net present values of the BPOs of the underlying homes are determined using estimates of the length of time to foreclose or convert the relevant homes, with such estimates made on a state-by-state basis pursuant to market data received from service providers as adjusted from time to time based on the Company’s experience.

The Company will revise the disclosure as requested in future Exchange Act periodic reports.

Form 8-K/A filed May 14, 2014

COMMENT:

19.	We note you have provided Rule 3-14 financial statement for the period from March 3, 2013 to December 31, 2013. Please tell us if there is a leasing history for these properties for the period from January 1, 2013 to March 2, 2013. To the extent these properties were leased during that time, please tell us how you complied with Rule 3-14 of Regulation S-X.

RESPONSE: For the Waypoint Fund Acquisition, the Company provided Rule 3-14 financial statements for the period from March 5, 2013 to December 31, 2013, because Waypoint Fund XI, LLC, the entity from which the Company acquired the properties, began operations on March 5, 2013. Prior to March 5, 2013, Waypoint Fund XI, LLC did not own the properties, and the properties were not leased.

July 24, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact Tamra D. Browne, Chief Legal Officer, by phone at 510-987-8049 or by email at tamrab@ waypointgroup.com or Nina Tran, Chief Financial Officer, by phone at 510-985-9002 or by email at nina@waypointgroup.com.

Sincerely,

/s/ Tamra D. Browne
Tamra D. Browne
Chief Legal Officer